EXHIBIT 99.1



                              FOR IMMEDIATE RELEASE



Investors:                                         Media:
Emer Reynolds                                      Anita Kawatra
Ph:  353-1-709-4000                                Ph:  212-407-5755
     800-252-3526                                       800-252-3526



        ELAN FILES INTERIM SIX MONTH IRISH GAAP FINANCIALS WITH IRISH AND
                             LONDON STOCK EXCHANGES


DUBLIN, IRELAND, 21 OCTOBER, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has filed its interim results for the six months ended 30 June 2003, prepared under Irish GAAP, with the Irish and London Stock Exchanges. The filing includes a research and development and recovery plan implementation update of events occurring since the filing of Elan's 2002 Annual Report on Form 20-F. The filing will be furnished today to the Securities and Exchange Commission on Form 6-K. It can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.




This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC Enforcement investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and


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Elan files interim six month Irish GAAP financials with Irish and London Stock
Exchanges
Page 2


branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.